EXHIBIT 14.1

STANCORP FINANCIAL GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

FOR

THE BOARD OF DIRECTORS

StanCorp Financial Group, Inc. (the “Company”) is committed to conducting its business in accordance with the highest standards of business ethics and applicable laws, rules and regulations. To promote this commitment, the Board of Directors (the “Board”) of the Company has adopted this Code of Business Conduct and Ethics (the “Code”) for directors of the Company. The Code is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability. Each director must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Nominating and Corporate Governance Committee, who may consult with inside or outside legal counsel as appropriate.

Conflict of Interest

A “conflict of interest” occurs when a director’s private interest interferes in any way, or could reasonably be expected to interfere, with the interest of the Company as a whole.

Directors must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board. All conflict of interest questions relating to directors shall be resolved by the Board of Directors or the Nominating and Corporate Governance Committee. Directors involved in conflict situations shall recuse themselves from the applicable discussion or decision.

This Code does not attempt to describe all possible conflicts of interest which could develop. However, the following conflicts of interest are prohibited: (i) when a director, or a member of his or her family (to include spouse or significant other, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law), receives improper personal benefits as a result of his or her position as a director of the Company; and (ii) loans to, or guarantees of the obligations of, a director or a member of his or her family by the Company. In addition, some of the more common conflicts from which directors must refrain are set out below.

•	Relationship of Company with third-parties. Directors should not engage in any conduct or activities that disrupt or impair the Company’s relationship with any persons or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

•	Gifts. Directors and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the directors’ actions as members of the Board, or where acceptance of the gifts could reasonably be expected to create a conflict of interest.

Corporate Opportunities

Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Directors shall not: (a) take for themselves personally business or investment opportunities that are discovered through the use of corporate property, information or the director’s position and that reasonably could be expected to be of interest to the Company (provided, however, a director may pursue such an opportunity with the prior approval of the Board or the Nominating and Corporate Governance Committee, or by a vote of the disinterested directors, if the Company determines not to pursue such opportunity); (b) use the Company’s property, information, or position for personal gain; or (c) compete with the Company.

Confidentiality

Directors must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them from any source in their capacity as a director, except when disclosure is authorized or required by laws or regulations. Confidential information includes, but is not limited to, all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

Protection and Proper Use of Company Assets

Directors must protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste of assets have a direct impact on the Company’s profitability. All Company assets must be used for legitimate business purposes.

Fair Dealing

Directors shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. Directors shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

Directors shall comply with all laws, rules and regulations applicable to the Company, including insider-trading laws. Transactions in Company securities by directors are further governed by the Company’s Insider Trading Policy.

Waivers of this Code of Ethics

Any waiver of this Code may be made only by the Board and must be promptly disclosed to the Company’s shareholders.

Encouraging the Reporting of Any Illegal or Unethical Behavior

The Board encourages management to foster an environment of ethical behavior where (a) employees talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) employees report violations of laws, rules, regulations or the Company’s Guide to Business Conduct to appropriate personnel; and (c) the Company will not retaliate against any employee for reports made in good faith.

Failure to Comply; Compliance Procedures

A failure by any director to comply with the laws or regulations governing the Company’s business, this Code, or any other applicable Company policy or requirement may result in disciplinary action, and if warranted, legal proceedings.

Directors should communicate any suspected violations of this Code promptly to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board. Violations will be investigated by or at the direction of the Board or the Nominating and Corporate Governance Committee, and appropriate action will be taken in the event of any violations of this Code.

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